FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of November 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Completion of Acquisition of Shares in Turkish Non-Life Insurance Company,

Fiba Sigorta, and Change of Company Name of Fiba Sigorta

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: November 4, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

November 4, 2010

Corporate Name:	NKSJ Holdings, Inc.
Representatives:	Makoto Hyodo, Chairman and Co-CEO
Masatoshi Sato, President and Co-CEO
Securities Code:	8630, TSE, OSE

Completion of Acquisition of Shares in Turkish Non-Life Insurance Company,

Fiba Sigorta, and Change of Company Name of Fiba Sigorta

NKSJ Holdings, Inc. (“NKSJ”) is pleased to announce that on November 2, 2010 NKSJ’s wholly owned subsidiary, Sompo Japan Insurance Inc. (“Sompo Japan”), acquired 99.07 per cent of the issued ordinary shares of Fiba Sigorta Anonim Sirketi (“Fiba Sigorta”) for 481 million Turkish liras (approximately 27.4 billion yen), making Fiba Sigorta a subsidiary of Sompo Japan. Fiba Sigorta will change its company name to Sompo Japan Sigorta A.Ş. after obtaining approval of the relevant Turkish authorities.

NKSJ and Sompo Japan believe that the acquisition of shares in Fiba Sigorta will enable them to establish a strong platform for further business opportunities in the fast-growing Turkish market and to expand the non-life insurance business in Turkey.

Overview of Fiba Sigorta

(1)	CEO: Recai Dalaş

(2)	Head Office: Istanbul, Turkey

(3)	Year Established: 2001

(4)	Number of Employees: 309 (as of 12/2009)

(5)	Key Financials (Fiscal Year Ended 12/2009, IFRS)

Total Assets 356.5 million Turkish liras (approx. 20.3 billion yen)

Gross Written Premium 305.7 million Turkish liras (approx. 17.4 billion yen)

Income after Tax 27.9 million Turkish liras (approx. 1.6 billion yen)

Note:	-The exchange rate used herein is 1 Turkish lira: 57.0 yen.

-This announcement supplements the announcement entitled “Acquisition of Shares in Turkish Non-Life Insurance Company, Fiba Sigorta” dated 15 June 2010.

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risk of intensification of competition in the property and casualty insurance business

(3)	Changes to laws, regulations, and systems

(4)	Natural catastrophe risks related to insurance products

(5)	Occurrence of losses exceeding projection

(6)	Reinsurance risk

(7)	Effects of declining stock price

(8)	Effects of fluctuation in interest rate

(9)	Credit risk

(10)	Effects of fluctuation in foreign exchange rate

(11)	Liquidity risk

(12)	Life insurance business risks

(13)	Overseas business risk

(14)	Non-insurance business risk

(15)	Credit rating downgrade

(16)	Business interruption risk in case of natural disasters, etc.

(17)	Information security risk

(18)	Reputational risk

(19)	System integration risk

(20)	Risk of failure to adequately realize business integration synergies

(21)	Risks related to merger of life insurance subsidiaries

(22)	Other risks